SUPPLEMENT DATED APRIL 22, 2005, TO SUPPLEMENT DATED MARCH 31, 2005,
                TO PROSPECTUS SUPPLEMENT DATED DECEMBER 17, 2004
                     (TO PROSPECTUS DATED DECEMBER 17, 2004)

                                   $97,574,000
                                  (APPROXIMATE)

                 AMERICAN HOME MORTGAGE INVESTMENT TRUST 2004-4
                                     ISSUER

                     AMERICAN HOME MORTGAGE SERVICING, INC.
                              RMBS MASTER SERVICER

                     AMERICAN HOME MORTGAGE SECURITIES, LLC
                                    DEPOSITOR

                 AMERICAN HOME MORTGAGE INVESTMENT TRUST 2004-4,
          MORTGAGE-BACKED NOTES, SERIES 2004-4, CLASS M-2 AND CLASS M-3

         Capitalized terms used herein and not otherwise defined herein have the meanings assigned in the Prospectus Supplement dated December 17, 2004.

         The following shall be added as a Risk Factor as the last Risk Factor in the Prospectus Supplement.

THE SERVICING OPERATIONS OF THE RMBS SERVICER AND HELOC SERVICER ARE BEING TRANSFERRED TO TEXAS

         As of March 1, 2005, the primary servicing operations of the RMBS Servicer and HELOC Servicer are in the process of being moved from offices in Maryland, to offices in Texas. The RMBS Servicer and HELOC Servicer expect that the move will be completed by July 31, 2005. Investors should note, however, that when the offices associated with servicing are relocated, there may be a rise in delinquencies associated with such transfer. Such increase in delinquencies may result in losses, which, to the extent they are not absorbed by credit enhancement will cause losses or shortfalls to be incurred by the holders of the notes. An increase in the number of liquidations of defaulted mortgage loans or HELOCs will have the same effect as an increase in the rate of prepayments on the mortgage loans or HELOCs.

         The first three paragraphs under the heading "Method of Distribution" in the Prospectus Supplement are hereby deleted and replaced with the following:

         Subject to the terms and conditions set forth in an underwriting agreement dated March 31, 2005, the Depositor has agreed to sell, and UBS Securities LLC has agreed to purchase, $71,360,000 of the Class M-2 Notes. Subject to the terms and conditions set forth in an underwriting agreement dated March 31, 2005, the Depositor has agreed to sell, and Bear, Stearns & Co. Inc. has agreed to purchase, $26,214,000 of the Class M-3 Notes. Distribution of these Notes will be made from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale. Proceeds to the Depositor from the sale of these Notes, before deducting expenses payable by the Depositor, will be approximately 100.00% of the aggregate Note Principal Balance of the Class M-2 Notes and 95.125% of the aggregate Note Principal Balance of the Class M-3 Notes, plus accrued interest on each of these Notes from March 25, 2005. In connection with the purchase and sale of these Notes, the Underwriters may be deemed to have received compensation from the Depositor in the form of underwriting discounts.

UBS INVESTMENT BANK                                     BEAR, STEARNS & CO. INC.
  (CLASS M-2 NOTES)                                            (CLASS M-3 NOTES)